	Exhibit 11(b)

CLECO CORPORATION
COMPUTATION OF NET INCOME PER COMMON SHARE
(UNAUDITED)

	For the nine months ended September 30,
	2002	2001
(Thousands, except share and per share amounts)
Basic

Net income applicable to common stock	$ 67,290	$ 53,417
	========	========
Weighted average number of shares of common stock
outstanding during the period	46,008,615	45,008,890
	========	========

Basic net income per common share	$ 1.46	$ 1.19
	========	========

Diluted

Net income applicable to common stock	$ 67,290	$ 53,417

Adjustments to net income related to ESOP under the
"if-converted" method:
Add loss of deduction from net income for actual
dividends paid on convertible preferred stock,
net of tax	968	997
Add/(Deduct) additional cash contribution required,
which is equal to dividends on preferred stock
less dividends paid at the common dividend rate, net of tax	(54)	(24)
Add tax benefit associated with dividends
paid on allocated common shares	434	384
Adjusted income applicable to common stock	$ 68,638	$ 54,774
	========	========

Weighted average number of shares of common
stock outstanding during the period	46,008,615	45,008,890

Number of equivalent common shares
attributable to ESOP	2,487,763	2,557,946

Common stock under stock option grants	70,886	250,336

Average shares	48,567,264	47,817,172
	========	========

Diluted net income per common share	$ 1.41	$ 1.14
	========	========